Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-09	March 22, 2012

International Tower Hill Announces 2012 Operations Update at the
Livengood Gold Project, Alaska

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, YSE-A: THM, Frankfurt: IW9) announces an operations update at the Company’s 100% controlled Livengood Gold Project near Fairbanks, Alaska. In addition to advancing its Pre-Feasibility Study towards expected completion in the third quarter of 2012, the Company is carrying out approximately 12,000 metres of drilling in support of permitting activities, engineering design, condemnation of proposed infrastructure sites and district-wide exploration. The Company also announces that it will postpone all further studies for placer gold extraction on its recently acquired placer claims to focus on advancing the Livengood gold deposit towards development and a production decision.

Pre-Feasibility Study Progress

The Pre-Feasibility Study (“PFS”) currently underway will incorporate the current mineral resource estimate of 933 million tonnes at an average grade of 0.55 grams per tonne of gold (at a cutoff grade of 0.22 g/t gold) for 16.5 million ounces of gold contained in the Measured and Indicated categories (see news release dated August 23, 2011) together with the results of geotechnical studies, metallurgical testing, updated capital and operating cost estimates and other relevant studies.

While the bulk of engineering studies for the PFS were completed in November 2011, the Company is currently carrying out detailed metallurgical testing after a review of the Preliminary Economic Assessment flow sheet indicated that further optimization is possible. Due to the large amount of testing underway, the publication date for the PFS is now expected in the third quarter of 2012.

2012 Drilling Programs

The Company’s 2012 Drilling Programs commenced in February and consist of three categories: (1) a $2.1 -million, 6,000-metre condemnation drill program; (2) a $5.2 million, 3,000-metre program of geotechnical drilling; and (3) a $1.1 million, 3,000-metre district-wide exploration program. The objectives of the condemnation and geotechnical drill programs are to support permitting efforts and detail site facility locations while the discovery exploration program aims to target potential new gold discoveries along the mineralized trend of the existing Livengood gold deposit. Results from all drill programs are expected throughout the summer and fall of 2012.

To support the completion of these work programs, on March 16, 2012 the ITH Board of Directors approved a budget of CAD 68.3 million for its 2012 fiscal year ending December 31, 2012, subject to raising the necessary additional financing.

Livengood Placer Claims

Following a comprehensive review and internal financial analysis of the Company’s placer property, management has opted to postpone all further studies, including an NI 43-101 resource report and Preliminary Economic Assessment, for placer gold extraction.

International Tower Hill Mines Ltd.	- 2 -	March 22, 2012
NR12-09 Continued

“Investigating the possibility of placer gold production from our recent placer claims acquisition was a key part of our mandate to explore all opportunities to create value for shareholders in the short-term,” stated James Komadina, President and Chief Executive Officer of the Company. “However, the results of our investigations indicate that the greatest benefits will be to optimize site facility locations for the Livengood Project.”

“In the past three months, our Manager of Mining and Livengood placer team worked diligently to look at ways of getting into short-term production as quickly as possible,” continued Mr. Komadina, “and while we would have relished the opportunity to produce gold as early as 2013, our highest priority remains our 16.5 million-ounce Livengood gold deposit. Postponing development of the placers creates the most synergy with the development of the larger Livengood deposit and this is the route that we must take to ensure the highest possibility of success.”

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Direct line: 604-343-4799
Toll-Free: 1-855-208-4642 Ext. 13

International Tower Hill Mines Ltd.	- 3 -	March 22, 2012
NR12-09 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential to optimize currently anticipated Livengood mineralization treatment options, the timing of the completion of the pre-feasibility study for Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.